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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            TYCO INTERNATIONAL LTD.
                         TYCO INTERNATIONAL GROUP S.A.

                       (Name of Subject Company (Issuer))

                             TYCO INTERNATIONAL LTD
                         TYCO INTERNATIONAL GROUP S.A.

                       (Name of Filing Persons (Offeror))

                  ZERO COUPON CONVERTIBLE DEBENTURES DUE 2021

                         (Title of Class of Securities)

                          902118 AW 8 AND 902118 AV 0
                     (CUSIP Numbers of Class of Securities)

                            WILLIAM B. LYTTON, ESQ.
                       C/O TYCO INTERNATIONAL (U.S.) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

                             STEVEN R. FINLEY, ESQ.
                            SEAN P. GRIFFITHS, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                            NEW YORK, NY 10166-0193
                                 (212) 351-4000

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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               Not applicable                                 Not applicable
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*   Set forth the amount on which the filing fee is calculated and state how it was determined.

/X/ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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FOR IMMEDIATE RELEASE

           TYCO ELECTS TO USE CASH TO PURCHASE CONVERTIBLE DEBENTURES

PEMBROKE, BERMUDA--JANUARY 9, 2003--Tyco International Ltd. (NYSE--TYC, BSX--TYC, LSE--TYI) today announced its intent to purchase, through its wholly-owned subsidiary, Tyco International Group S.A., Tyco International Group's Zero Coupon Convertible Debentures due February 12, 2021 with cash. Under the terms of the debentures, Tyco has the option to pay for the debentures with cash, Tyco common shares, or a combination of cash and shares. Tyco has elected to pay for the debentures solely with cash.

    If all outstanding debentures are surrendered for purchase, the aggregate cash purchase price will be approximately $1,850,809,508. It is anticipated that debenture holders' opportunity to surrender debentures for purchase will commence on January 14, 2003, and will terminate on February 12, 2003. Under the terms of the debentures that may be surrendered for purchase, Tyco is required to pay for all debentures surrendered during such time period.

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell the debentures. On the date debentures may first be surrendered for purchase, Tyco will file a Schedule TO with the SEC and will give notice to debenture holders specifying the terms of Tyco's obligation to purchase the debentures. Debenture holders are encouraged to read these documents carefully before making any decision with respect to the surrender of debentures, because these documents will contain important information regarding the details of Tyco's obligation to purchase the debentures.

ABOUT TYCO INTERNATIONAL LTD.

    Tyco International Ltd. is a diversified manufacturing and service company. Tyco operates in more than 100 countries and had fiscal 2002 revenues from continuing operations of approximately $36 billion.

    FORWARD-LOOKING STATEMENTS This release may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the "PSLRA"). These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting Tyco's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. The PSLRA safe harbor for forward-looking statements, however, does not apply to forward-looking statements made in connection with a tender offer, including debenture holders' right to surrender debentures for purchase.

    More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2002. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                     # # #

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      Contact:  Gary Holmes (Media)
                212-424-1314

                Kathy Manning (Investors)
                603-778-9700
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